SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FINAL AMENDMENT

HEDGE FUND GUIDED PORTFOLIO SOLUTION

(Name of Issuer)

HEDGE FUND GUIDED PORTFOLIO SOLUTION

(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management, L.P.

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111-2950

(617) 261-3231

September 27, 2019

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$42,500,000 (a)	Amount of Filing Fee:	$5,151.00 (b)

(a)	Calculated as the aggregate maximum repurchase price for Interests.

(b)	Calculated at $121.20 per million of Transaction Valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,151.00

Form or Registration No.: Schedule TO-I, Registration No. 005-90965

Filing Party: HEDGE FUND GUIDED PORTFOLIO SOLUTION

Date Filed: September 27, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 27, 2019, by Hedge Fund Guided Portfolio Solution (the “Fund”) in connection with an offer by the Fund to purchase shares of beneficial interest in the Fund (“Shares”) in an amount up to $42,500,000 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 27, 2019.

This is the final amendment to the Statement, and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 12:00 midnight, Eastern Time, on October 25, 2019.
2.	The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2019.
3.

$918,366.33 of Shares were tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase and paid, subject to holdbacks, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hedge Fund Guided Portfolio Solution

By: /s/ Scott J. Lederman
Name: Scott J. Lederman
Title: President

February 10, 2020